FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 02, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No    ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES
INTERIM 2003 FINANCIAL RESULTS

Moscow, Russia – September 2, 2003 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the six months ended June 30, 2003.

During the first half of 2003, Wimm-Bill-Dann’s sales rose 17.3% compared to the same period in 2002. Gross profit increased by 17.6% year-on-year, with gross margins rising to 30.3% in the first half of 2003 from 30.2% during the same period last year. Net income was down 21% compared to last year while EBITDA showed a slight increase year-on-year.

Commenting on today’s announcement, Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said: “We are pleased with the pace of sales growth in the first half of the year, despite the rising commercial cost base and a challenging competitive environment. We have demonstrated our ability to continually develop and market new and innovative products, while expanding our consumer base. Going forward, we see our leading position and tight focus on controlling costs as key to improving profitability.”

Key Operating and Financial Indicators of 1H 2003

	2003 H1	2002 H1	Change
Sales volumes, thousand tons	773.6	688.2	12.4%

	US$ ‘mln	US$ ‘mln

Sales	472.6	402.9	17.3%
Dairy	321.7	274.1	17.4%
Juice	150.6	128.8	17.0%
Water	0.3	—	—
Gross profit	143.2	121.8	17.6%
Selling and distribution expenses	(69.2)	(50.6)	36.8%
General and administrative expenses	(37.9)	(29.8)	27.2%
Operating income	31.5	38.4	(18.0)%
Financial income and expenses, net	(6.8)	(7.0)	(2.9)%
Net income	17.7	22.4	(21.0)%
EBITDA	47.1	46.7	0.9%
CAPEX including acquisitions	59.1	42.2	40.0%

Wimm-Bill-Dann sales reached US$472.6 million in the first half of 2003, compared to US$402.9 million in the first half of 2002.

Sales in the Dairy Segment increased 17.4% from US$274.1 million in the first half of 2002 to US$ 321.7 million in the first half of 2003, while the average selling price increased by 8.5% from US$0.59 per 1 kg. in the first of half 2002 to US$0.64 per 1 kg. in the first half of 2003. This increase was primarily due to the higher share of value added products in the sales mix. Gross margins in the Dairy Segment increased from 28.2% in the first half of 2002 to 28.4% in the first half of 2003. The variation is primarily due to an increase in the average price and a slight decline in raw milk prices year on year.

Sales in Wimm-Bill-Dann’s Juice Segment increased 17.0% from US$128.8 million in the first half of 2002 to US$150.6 million in the first half of 2003. The average selling price fell slightly from US$0.57 per liter in the first half of 2002 to US$0.56 per liter in the first half of 2003, due primarily to a change in the product mix, favoring lower priced brands. This resulted in a slight decrease in the juice gross margins from 34.8% in the first half of 2002 to 34.6% in the first half of 2003.

Selling and distribution expenses increased in the first half of 2003 in both absolute terms (rising 36.8%) and as a percentage of sales. This was due to an expected increase in personnel, marketing and transportation costs. In addition, we recorded a US$5 million provision for bad debt. General and administrative expenses, including personnel, legal and consulting services increased by 27.2% as a result of the company’s expansion and tougher requirements imposed upon Wimm-Bill-Dann as a public company.

Net income was impacted negatively by increased costs for the first six months of 2003 and stood at US$17.7 million. EBITDA in the first half of 2003 increased slightly year on year and amounted to US$47.1 million. EBITDA margin was 10.0% compared to 11.6% in the first half of 2002.

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income and Net Income margin

	Six Months ended June 30, 2003		Six Months ended June 30, 2002
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	17.7	3.74%	22.4	5.6%

Depreciation and amortisation	12.8	2.7%	7.7	1.9%

Interest expense	9.5	2.0%	7.6	1.9%

Income tax expense	6.0	1.3%	7.4	1.84%

Minority interest	1.1	0.2%	1.6	0.4%

EBITDA	47.1	10.0%	46.7	11.6%

EBITDA is a non-U.S. GAAP financial measure, which represents net income before interest expense, income taxes, depreciation and amortisation adjusted for minority interest and should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. Further, EBITDA as presented above may not be comparable to similarly titled measures reported by other companies. We believe that EBITDA, which is commonly used financial indicator of a company’s operating performance and debt servicing ability, is a relevant measurement to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortisation policies. EBITDA margin is EBITDA expressed as a percentage of sales. Reconciliation of EBITDA and EBITDA margin to net income and net income as percentage of sales, the most directly comparable U.S. GAAP financial measures, is presented in the table above.

- Ends -

For further enquiries contact:

Wimm-Bill-Dann	Shared Value Ltd
Kira Kiryuhina,	Marina Boughton,
Director, Public Relations Department	Partner
Tel: +7 095 733 9726	Tel: +44 207 321 5019
Email: kira@wbd.ru	Email: mboughton@sharedvalue.net

These materials are not an offer for sale of any securities of Wimm-Bill-Dann OJSC in the United States.  Any securities offered by Wimm-Bill-Dann OJSC in connection with this potential offering have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

WIMM-BILL-DANN FOODS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars, except share and per share data)

(unaudited)

Six months ended June 30, 2003

Six months ended June 30, 2002

SALES	$472,568	$402,866

COST OF SALES	(329,368)	(281,104)

Gross profit	143,200	121,762

SELLING AND DISTRIBUTION EXPENSES	(69,242)	(50,556)
GENERAL AND ADMINISTRATIVE EXPENSES	(37,918)	(29,761)
OTHER OPERATING EXPENSES	(4,511)	(3,024)

Operating income	31,529	38,421

FINANCIAL INCOME AND EXPENSES, NET	(6,815)	(7,032)

Income before provision for income taxes and minority interest	24,714	31,389

PROVISION FOR INCOME TAXES	(5,951)	(7,400)

MINORITY INTEREST	(1,101)	(1,575)

NET INCOME	$17,662	$22,414

Earnings per share - basic and diluted:	$0.40	$0.54

Weighted average number of shares outstanding	44,000,000	41,750,000

WIMM-BILL-DANN FOODS

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars)

June 30, 2003

December 31, 2002

(unaudited)

(audited)

CURRENT ASSETS:

Cash and cash equivalents	$51,827	$29,340
Short-term investments	60,067	3,216
Trade receivables, net	66,224	60,146
Inventory, net	85,637	86,063
Taxes receivable*	83,639	57,734
Advances paid	17,134	10,811
Net investment in direct financing leases	1,235	1,338
Deferred tax asset	3,752	1,850
Other current assets	4,208	2,594
Total current assets	373,723	253,092

PROPERTY, PLANT AND EQUIPMENT, net	350,416	293,580

INTANGIBLE ASSETS	2,882	2,736

GOODWILL	22,250	19,885

NET INVESTMENT IN DIRECT FINANCING LEASES – long-term portion	4,547	4,381

LONG-TERM INVESTMENTS	2,406	1,989

DEFERRED TAX ASSET – long-term portion	1,163	—

OTHER LONG-TERM ASSETS	4,295	2,812

Total long-term assets	387,959	325,383

Total assets	$761,682	$578,475

CURRENT LIABILITIES:
Trade accounts payable	$49,028	$40,144
Advances received	3,432	3,905
Short-term loans	14,594	94,050
Long-term loans, current portion	1,690	2,483
Notes payable	16,878	16,096
Taxes payable*	10,394	4,933
Accrued liabilities	12,262	8,346
Government grants – current portion	2,129	2,033
Other payables	36,983	25,770
Total current liabilities	147,390	197,760

LONG-TERM LIABILITIES:
Long-term loans	7,642	4,546
Long-term notes	199,426	—
Other long-term payables	51,959	55,047
Government grants – long-term portion	7,762	8,568
Deferred taxes – long-term portion	11,502	8,121
Total long-term liabilities	278,291	76,282
Total liabilities	425,681	274,042

MINORITY INTEREST	23,695	21,549

SHAREHOLDERS’ EQUITY:
Common stock	29,908	29,908
Share premium account	164,132	164,132
Currency translation adjustment	11,760	—
Retained earnings	106,506	88,844
Total shareholders’ equity	$312,306	$282,884

Total liabilities and shareholders’ equity	$761,682	$578,475

* VAT receivable recognised in respect of intercompany purchases was netted off with VAT payable related to intercompany sales as of June 30, 2003. The corresponding reclassification as of December 31, 2002 amounted to US$10,618.

WIMM-BILL-DANN FOODS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars)

(unaudited)

SIX MONTHS ENDED JUNE 30, 2003

SIX MONTHS ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,662	$22,414
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	12,846	7,709
Bad debt and inventory provisions	5,933	176
Other adjustments	(6,120)	3,629
Changes in operating assets and liabilities:
Decrease in inventories	3,475	5,747
Increase in trade accounts receivable	(7,579)	(8,307)
Increase in advances paid	(5,641)	(9,883)
Increase in taxes receivable	(22,847)	(9,716)
(Increase) decrease in other current assets	(1,098)	2,009
Increase in trade accounts payable	6,779	7,153
(Decrease) increase in advances received	(639)	1,974
Increase in taxes payable	5,481	4,289
Increase (decrease) in accrued liabilities	3,417	(591)
Increase in other current payables	2,665	1,475
(Decrease) in other long-term payables	(124)	—

Total cash provided by operating activities	14,210	28,078

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(360)	$(8,034)
Cash paid for property, plant and equipment	(43,549)	(29,497)
Cash paid for net investments in direct financing leases	(1,297)	(729)
Cash paid for acquisition of investments	(56,283)	(1,026)
Proceeds from disposal of investments and property, plant and equipment	659	—
Cash paid for other long-term assets	—	(8,240)

Total cash used in investing activities	(100,830)	(47,526)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	194,102	—
Repayment of obligations under finance leases	—	(95)
Repayment of short-term loans	(81,424)	(42,536)
Proceeds from long-term loans	3,841	3,681
Repayment of long-term loans and long-term payables	(8,066)	(6,871)
Proceeds from issuance of capital stock, net of direct expenses	—	162,048

Total cash provided by financing activities	108,453	116,227

NET INCREASE IN CASH AND CASH EQUIVALENTS	21,833	96,779

Effect of exchange rate changes on cash and cash equivalents	654	(484)

CASH AND CASH EQUIVALENTS, at beginning of period	29,340	6,919
CASH AND CASH EQUIVALENTS, at the end of period	51,827	103,214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:   September 02, 2003